

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 21, 2018

Antonio Carrillo
President and Chief Executive Officer
Arcosa, Inc.
2525 N. Stemmons Freeway
Dallas, Texas 75207-2401

> **Re:** **Arcosa, Inc.**
> **Amendment No.2 to Registration Statement on Form 10-12B**
> **Filed August 1, 2018**
> **File No. 001-38494**

Dear Mr. Carrillo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1

Risk Factors, page 18

1. Please add a risk factor to discuss the exclusive forum provision in each of your restated certificate of incorporation and bylaws, including an explanation that such provisions may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

Exhibit 99, Arcosa Combined Financial Statements as of December 31, 2017

Note 7. Goodwill, page F-15

2. We reference your response to comment 9. Please explain how you treated the assets (including goodwill), liabilities and results of operations of the Mexican operations being

retained by Trinity in presenting the separate financial statements of Arcosa. In this regard, also address how you allocated the Energy Equipment Group goodwill between the operations retained by Trinity and the businesses of Arcosa.

3. If you have excluded the cash flows and net assets, including goodwill, of the Mexican operations being retained by Trinity from the separate financial statements of Arcosa please explain to us the reason for the goodwill impairment in fiscal 2015.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc:	Stephen F. Arcano, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP